Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ ID (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM (4) OF THE MINUTES OF THE 271ST BOARD OF DIRECTORS MEETING CALLED TO ORDER ON DECEMBER 16, 2020 AND CLOSED ON DECEMBER 23, 2020.

In my capacity as Secretary of the Board of Directors Meeting, I hereby CERTIFY that item (4) “Amendment to the Authority Matrix” of the Minutes of the 271st Meeting of the Board of Directors of Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), called to order on December 16, 2020 and closed on December 23, 2020, via videoconference, reads as follows:

“Regarding item (4) of the Agenda, considering the revised Company’s Related-Party Transactions Policy approved by this Board on November 25, 2020, Mr. Arthur Lavatori submitted a proposal to amend the Authority Matrix of the Company’s Executive Board (“Authority Matrix”), to reflect the new authority levels required for approval of Related-Party Transactions and changes in the definition of “intercompany transaction”. The Board Members unanimously approved the proposal of Amendment to the Authority Matrix, which is included in these minutes as an attachment.”

All Board Members attended the meeting, with the following members signing the minutes: Messrs. Eleazar de Carvalho Filho (Chair of the Meeting), Marcos Grodetzky (Deputy-Chair of the Board of Directors), Marcos Bastos Rocha, Armando Lins Netto, Roger Solé Rafols, Paulino do Rego Barros Jr, Henrique José Fernandes Luz, and Mses. Claudia Quintella Woods and Maria Helena dos Santos F. Santana.

Rio de Janeiro, called to order on December 16, 2020 and closed on December 23, 2020.

Jose Augusto da Gama Figueira

Secretary

AUTHORITY MATRIX

Oi S.A. – In Judicial Reorganization

The Board of Directors of Oi S.A. - In Judicial Reorganization (the “Company”), at meetings held on February 21, 2019, May 29, 2019, January 29, 2020, May 27, 2020 and December, 16, 2020, pursuant to the applicable legal provisions and clauses 31 and 38 of the Company's Bylaws, resolved to approve the following Authority Matrix, which applies to the Company and all its controlled subsidiaries (collectively, the “Companies”):

Clause 1. In addition to the duties provided for by law and in the Company's Bylaws, subject to the provisions of clause 31, Paragraph 1 and clause 38 of the Company’s Bylaws, the Company's Board of Executive Officers, as a collegiate body, is responsible for:

I. Authorizing the sale, by the Company or any of its subsidiaries, of assets currently included or to be included into its fixed assets, as the case may be, in the individual amount of up to R$10,000,000.00 (ten million reais) and the encumbrance, by the Company or its subsidiaries, in the amount of up to R$10,000,000.00 (ten million reais), of assets included in its fixed assets;

II. Authorizing the entering into of contracts in general, including amendments, agreements or covenants that constitute encumbrances, obligations and commitments, in the ordinary course of business of the Company and its subsidiaries, which individual or aggregate value represents a liability on the part of the Company of: i) up to R$60,000,000.00 (sixty million reais) when allocated to operating expenses and ii) up to R$100,000,000.00 (one hundred million reais) when allocated to capital expenditures;

II.a. Specifically with respect to the undertaking of a joint venture, the Board of Executive Officers, by resolution, is responsible for authorizing the establishment of such joint venture, by the Company or its subsidiaries, in an amount of up to R$30,000,000.00 (thirty million reais), when the corresponding contract is entered into with third parties (companies that are not parents of, controlled by or affiliated with the Company);

II.b. Notwithstanding the above, whenever it comes to contracting with a related party, it is incumbent upon the Executive Board, by collegiate resolution, to authorize the execution of a contract in the individual amount of up to R$ 10,000,000.00 (ten million reais);

III. Authorizing the issuance of corporate guarantees and collaterals in general by the Company or its subsidiaries, in favor of third parties, in an amount of up to R$30,000,000.00 (thirty million reais), per transaction;

IV. To resolve on the waiver of rights and transactions (article 840 et seq. of the Brazilian Civil Code) of any nature, by the Company or its subsidiaries, which individually or in the aggregate represents an amount of up to R$30,000,000.00 (thirty million reais);

V. Deliberating on the execution by the Company or its subsidiaries of loan agreements, financings or other transactions related to the incurrence of indebtedness on the part of the Company or its subsidiaries, commercial leases and the issuance of promissory notes, in individual or aggregate amounts with a single counterparty, of up to R$100,000,000.00 (one hundred million reais);

VI. Authorizing the Company or its subsidiaries to perform pro bono services for the benefit of (i) its employees and/or (ii) the community, for a total aggregate amount of up to R$3,000,000.00 (three million reais) per fiscal year, in compliance with the Company's Donation Policy. It should be noted in the case of each approved service whether the benefitting party falls under (i) or (ii) of this item VI.

Paragraph 1 In any of the situations described in items I through VI of this clause, where more than one transaction has a singular purpose, including the execution of amendments, the aggregate value of such transactions must be evaluated every 12 months, for the purpose of applying the authority levels of the Board of Executive Officers.

Paragraph 2. In the case of items I, III, IV, V and VI of this clause, where the amount of the service or contract is less than R$5,000,000.00 (five million reais), and in the case of item II, where the amount of the service or contract is less than R$30,000,000.00 (thirty million reais), the provisions of clause 37 of the Bylaws shall apply and no deliberation by the Board of Executive Officers shall be required. Deliberation of the Board of Executive Officers shall be required in the case of items I, III, IV, V and VI, where the amount of the service or contract is equal to or greater than R$5,000,000.00 (five million reais) and in the case of item II when the amount of the service or contract is equal to or greater than R$30,000,000.00 (thirty million reais). Contracts with related parties will always be subject to collegiate deliberation of the Executive Board when in an amount up to R$ 10,000,000.00 (ten million reais) and, of the Board of Directors, when in an amount greater than R$ 10,000,000.00 (ten million reais), observing the terms of the Policy for transactions with Related Parties and situations involving conflict of interests of the Company;

Paragraph 3. In the case of items I through VI of this clause, the Board of Executive Officers shall approve, and approval by the Board of Directors shall not be necessary, for any intercompany service or agreement, including joint ventures, subject to clause 3 below. A transaction will be considered intercompany whenever it involves only and exclusively the Company and/or its subsidiaries, whose participation of the Company, directly or indirectly, is greater than 90% of the capital stock, regardless of the value. The Board of Executive Officers shall also decide on entering into foreign exchange transactions for the availability of foreign currency for use abroad, where such transactions are carried out between checking accounts under the same ownership, regardless of the amount.

Paragraph 4. The approval of investments and divestitutres made by the Company or its subsidiaries in the capital of other companies shall be the responsibility of the Board of Directors, regardless of the amount involved.

Paragraph 5. The Board of Executive Officers shall establish, within the limits of authority set by the Board of Directors for the Board of Executive Officers under the terms of this article, the limits on authority throughout the Company’s administrative organization.

Clause 2. The Board of Directors shall deliberate about service, contracts, transactions or operations of any nature that exceed the limits set forth in this Authority Matrix for the Board of Executive Officers.

Clause 3. The Board of Executive Officers shall prepare a quarterly report, for the Board of Directors' consideration, regarding intercompany joint ventures for any amounts over R$50,000,000.00 (fifty million reais), entered into within the specified time period by the Company.

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